Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF FORMATION

OF

KMG CHEMICALS, INC.

ARTICLE 1

Entity Name and Type

The filing entity is a for-profit corporation. The name of the filing entity is KMG Chemicals, Inc. (the “Corporation”).

ARTICLE 2

Registered Agent and Registered Office

The registered agent is an organization by the name of CT Corporation System. The business address of the registered agent and the registered office address of the Corporation is 1999 Bryan Street, Suite 900, Dallas, Texas 75201-3136.

ARTICLE 3

Directors

The number of directors constituting the board of directors of the Corporation (the “Board”) shall be provided in the bylaws of the Corporation (the “Bylaws). The names and addresses of the persons who are now serving as directors of the Corporation are:

Name	Address
David H. Li	870 North Commons Drive Aurora, Illinois 60504

H. Carol Bernstein	870 North Commons Drive Aurora, Illinois 60504

Scott D. Beamer	870 North Commons Drive Aurora, Illinois 60504

ARTICLE 4

Authorized Shares

The total number of shares the Corporation is authorized to issue is 100 shares of common stock having a par value of $0.01 per share.

ARTICLE 5

Purpose

The purpose for which the Corporation is formed is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code (the “Code”).

ARTICLE 6

Bylaws

In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized and empowered to amend, alter, change or repeal the Bylaws of the Corporation by a majority vote at any regular or special meeting of the Board or by written consent.

ARTICLE 7

Certificate of Formation

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Formation, and any other provisions authorized by the laws of the State of Texas at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon shareholders, directors or any other persons.

ARTICLE 8

Limitation of Director and Officer Liability

No director or officer of the Corporation shall be liable to the Corporation or its shareholders for monetary damages for an act or omission in the director’s or officer’s capacity as a director or officer, as applicable, except that this Article docs not authorize the elimination or limitation of the liability of a person to the extent the person is found liable for: (1) a breach of the person’s duty of loyalty, if any, to the Corporation or its shareholders; (2) an act or omission not in good faith that constitutes a breach of duty of the person to the Corporation or an act or omission that involves intentional misconduct or a knowing violation of law; (3) a transaction from which the person received an improper benefit, regardless of whether such benefit resulted from an action taken within the scope of the person’s duties; or (4) an act or omission for which the liability of a director or officer is expressly provided by an applicable statute.

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